

NewAlliance Bancshares

Investor Presentation

August 4, 2009

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.



Discussion Topics

◀ Company Profile and Business Focus

◀ Key 2009 Business Priorities

◀ Highlights of Second Quarter 2009

◀ Credit Quality

◀ Organizational Strengths

 **NewAlliance Bancshares**

NewAlliance Bank Executive Management Team

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman & Chief Executive Officer	27	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
C. Gene Kirby	President	24	SunTrust Bank (GA)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	30	Dime Bancorp (NY)
Donald T. Chaffee	Acting Chief Financial Officer and Executive Vice President & Chief Credit Officer	37	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Mark Gibson	Executive Vice President Chief Marketing Officer	25	BBVA/Compass Bank (AL) John Ryan Company (CT)
Koon-Ping Chan	Executive Vice President & Chief Risk Officer	31	Dime Bancorp (NY) Chase Manhattan Bank (NY)



Company Profile & Organizational Strengths

NewAlliance is a regional community bank with a significant southern New England presence.

- ◄ Top New England community bank

    - ◄ 87 branches in Connecticut and Massachusetts

    - ◄ #4 bank headquartered in New England with $8.6bn in assets

- ◄ Strong credit quality driven by strong underwriting standards and risk management focus

    - ◄ NPLs / Loans of 1.13%

- ◄ Robust capital levels with no participation in TARP

    - ◄ 10.49% tangible common equity ratio

    - ◄ 19.43% Tier 1 risk based ratio

 **NewAlliance Bancshares**

Company Profile & Organizational Strengths
(continued)

- ◄ Strong balance sheet growth driven by sales culture and acquisitions

  - ◄ 14.4% asset growth CAGR since April 1, 2004

  - ◄ 7.0% deposit growth CAGR since April 1, 2004

  - ◄ Successful acquisition history

- ◄ Strong financial performance with levers to enhance earnings power



The NewAlliance Franchise



NewAlliance Bancshares

Credit Quality Trends — NAL vs. Peers

Delinquency Rates (30 day +)*

March 31, 2009

◆ All National	5.85%
■ All CT	2.80%
━ All MA	2.29%
▲ NewAlliance	1.33%



***Total loans & leases**

NewAlliance History
Key Acquisitions (Dollars in Millions)

Announced Date	Target	Company Type	Key Markets[1]	Deal Value	Total Assets
18-Jul-2006	Westbank Corporation	Bank	◄ Springfield, MA ◄ Willimantic, CT ◄ Worcester, MA	$117	$717
12-Apr-2005	Cornerstone Bancorp	Bank	◄ Bridgeport-Norwalk-Stamford, CT ◄ New Haven-Milford, CT	48	211
08-Mar-2005	Trust Company of Connecticut	Trust Company	◄ Hartford, CT ◄ Willimantic, CT ◄ New Haven-Milford, CT	19	6
15-Jul-2003	Alliance Bancorp of New England	Thrift	◄ Hartford, CT ◄ New Haven-Milford, CT	77	428
15-Jul-2003	Connecticut Bancshares	Thrift	◄ Hartford, CT ◄ Willimantic, CT	611	2,542

[1] Based on the target's top MSAs by deposit market share at the time of the transaction.



Key 2009 Business Priorities

NewAlliance entered 2009 with a strong balance sheet and healthy capital levels. This placed us at a competitive advantage to grow the franchise and to focus on the core earnings of the company.

Priorities:

1. Strengthen the margin

2. Build "core" fee income momentum

3. Maintain flat expenses

4. Aggressively manage credit quality

5. Seize opportunities to grow the franchise

 **NewAlliance Bancshares**

Consolidated Statements of Income

(Dollars in millions, unaudited)	Three Months Ended		
	June 30, 2009	March 31, 2009	June 30, 2008
Interest and dividend income	$ 94.1	$ 94.8	$ 99.2
Interest expense	44.2	46.8	50.9
Net interest income before provision	49.9	48.0	48.3
Provision	5.0	4.1	3.7
Net interest income after provision	44.9	43.9	44.6
Total non-interest income	15.3	14.3	14.5
Total non-interest expense	44.4	40.4	41.3
Income before income taxes	15.8	17.8	17.8
Income tax provision	5.7	6.2	6.0
Net income	$ 10.1	$ 11.6	$ 11.8
Basic and Diluted EPS	0.10 *	0.12	0.12
Net interest margin	2.63%	2.58%	2.67%

*Pro forma EPS exclusive of the FDIC special assessment of $4.0 million, net of tax of $2.6 million, was $0.13.



NewAlliance Bancshares

Highlights of Second Quarter 2009

Priority #1

Strengthen the Margin

Performance Against Goals – Linked Quarter Basis

◄ Loan originations of $404 million, up $7.5 million (+1.9%)

◄ Total deposits of $4.9 billion, up $200.3 million (+4.3%)

◄ Core deposits of $3.3 billion, up $363.7 million (+12.2%); represents 68.8% of total deposits

◄ Cost of deposits down 27 bps from end of March

◄ Reduced wholesale borrowings by $110 million

◄ Net Interest Margin is 2.63%, up 5 bp, despite loss of FHLB dividend (4 bps) (June '09 = 2.65%)

◄ Loan to deposit ratio improved from 105.8% to 99.8%



Quarterly Loan Originations

> ➤ Up 1.9% from 1Q '09

$ in Millions

Chart data (stacked bars, $ in Millions):

	03/08	06/08	09/08	12/08	03/09	06/09
Residential Originations	153	300	139	85	288	292
C&I Originations	29	59	36	37	29	30
CRE Originations	34	28	44	39	13	10
Consumer Originations	74	107	77	56	66	72
Total	**290**	**494**	**296**	**217**	**396**	**404**

Legend:
- ☐ Residential Originations
- ☐ C&I Originations
- ☐ CRE Originations
- ☐ Consumer Originations


NewAlliance Bancshares

Quarter End Loan Balances

Down 1.6% from 1Q '09

$ in Millions

	C&I	Commercial Mortgages	Consumer	Residential	Total
03/08	455	1,198	692	2,414	4,759
06/08	473	1,214	709	2,553	4,949
09/08	460	1,206	730	2,557	4,953
12/08	459	1,221	737	2,546	4,963
03/09	442	1,218	740	2,533	4,933
06/09	436	1196	738	2481	4,851

☐ C&I
☐ Commercial Mortgages
☐ Consumer
☐ Residential

 NewAlliance Bancshares

Quarter End Deposit Balances

> ➤ Up 4.3% from 1Q '09



NewAlliance Bancshares

Chart: $ in Millions

Category	03/08	06/08	09/08	12/08	03/09	06/09
Non-Interest Checking	484	501	498	495	494	524
Checking with Interest	406	392	356	369	360	390
Money Market	495	427	345	347	477	521
Savings	1,127	1,349	1,403	1,463	1,652	1,913
Time	1,746	1,662	1,805	1,774	1,679	1,515
Total	**4,258**	**4,331**	**4,407**	**4,448**	**4,662**	**4,863**

Deposit Pricing Trends

Weighted average cost of total deposits for the month

Month	Value
03/08	2.68%
06/08	2.29%
09/08	2.22%
12/08	2.24%
3/09	1.97%
6/09	1.70%

 **NewAlliance Bancshares**

Highlights of Second Quarter 2009

Priority #2

Build "Core" Fee Income

Performance Against Goals – Linked Quarter Basis

◄ Overall non-interest income was up $1.0 million (+7.2%)

◄ Depositor service charges up $1.0 million (+16.8)

◄ Originating fixed rate mortgage loans for sale generated $1.5 million vs. $2.0 million

◄ Trust fees were $1.4 million, up 11%



Highlights of Second Quarter 2009

Priority #3

Aggressively Manage Credit Quality

Performance Against Goals

◀ Total delinquencies – 1.51%; down from May

◀ NPL's -- 1.13%; rate of increase declined from 31% to 9%

◀ Net charge-offs -- 34 bp

◀ Loan loss provision of $5.0 million; reserve of $51.5 million

◀ Reserve grows from 1.02% to 1.06% of loans

 **NewAlliance Bancshares**

Highlights of Second Quarter 2009

Priority #4

Maintain Flat Expenses

Performance Against Goals

◄ Total non-interest expense, excluding the FDIC special assessment of $4.0 million, was flat from 1Q'09 and was $1.0 million lower than 2Q'08

◄ Continue to execute on process improvements

◄ Remain committed to year end guidance of flat expenses, excluding FDIC special assessment



Highlights of Second Quarter 2009

Priority #5

Seize Opportunities to Grow the Franchise

Performance Against Goals

- ◄ Core deposits grew by $678 million, up 25% since June '08

- ◄ Total Assets increased to $8.6 billion

- ◄ Capital remains strong

  - ◄ 10.49% tangible common equity ratio

  - ◄ 19.43% Tier 1 risk based ratio

- ◄ Poised to do attractive M & A transactions



Highlights of Second Quarter 2009

Priority #5 (continued)

Seize Opportunities to Grow the Franchise

Performance Against Goals

◄ M & A strategy will focus on:

 ◄ FDIC assisted transactions

 ◄ "Healthy bank" transactions

 ◄ Branch divestitures



Last Twelve Months Stock Price Performance
July 31, 2009

➢ NAL outperformed:
  SNL Thrift by 29%
  SNL Bank by 30%



NewAlliance Bancshares



Balance Sheet and Credit Quality

Balance Sheet

Dollars in millions	June 30, 2009	March 31, 2009	June 30, 2008
Assets			
Cash	85.1	137.4	112.3
Investments	2,641.5	2,478.0	1,251.8
Loans held for sale	54.5	20.4	3.4
Loans, net	4,800.0	4,882.1	4,901.7
FHLB stock	120.8	120.8	120.8
BOLI	138.4	137.5	134.9
Goodwill & intangibles	566.8	568.9	576.2
Other	117.0	95.1	100.3
Total Assets	8,581.4	8,498.6	8,262.3
Liabilities			
Deposits	4,862.5	4,662.2	4,331.0
Borrowings	2,212.6	2,341.7	2,454.6
Other	99.1	100.5	69.5
Total Liabilities	7,174.2	7,104.4	6,855.1
Shareholders' equity	4,107.2	1,394.2	1,407.1
Total Liabilities & shareholders' equity	8,581.4	8,498.6	8,262.3
◄ TCE/TA	10.49%	10.41%	10.81%
◄ TIER 1 RBC	19.43%	18.9	18.7
◄ TCE/RWA	18.8%	18.1	18.3



Residential Portfolio Snapshot
June 30, 2009

Total portfolio: $2.5 billion

Percent of total loans: 51%

◀ Total delinquencies   1.52%

◀ Net credit losses   0.14%

◀ Updated FICO   748

◀ Updated LTV   61%



- Owner-Single-Family
- Owner-Multi-Family
- Second-Home
- Owner-Condo
- Non-Owner-Occupied



Residential Portfolio FICO Score Distribution
June 30, 2009

8%   **8%**   **84%**

	< 600	600-619	620-639	640-659	660-679	680-699	700-719	720-739	740-759	760-779	780-799	> 800
BAL %	4.17%	1.01%	1.14%	1.98%	3.03%	5.23%	6.94%	9.21%	11.68%	16.69%	21.22%	17.71%
DEL %	24.53%	9.32%	8.40%	1.11%	1.43%	0.84%	0.34%	0.47%	0.54%	0.05%	0.27%	0.10%

FICO scores updated quarterly

 **NewAlliance Bancshares**

Residential Mortgage FICO/LTV/Volume Matrix
June 30, 2009

◀ Majority of loans have both high FICO scores and low LTVs

◀ Only 1.81% of Mortgages are designated high risk ($44 million)

1.81%

Volume

10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%

FICO

800 Plus, 780-799, 760-779, 740-759, 720-739, 700-719, 680-699, 660-679, 640-659, 620-639, 600-619, 575-599, 550-574, 500-549, 000-500

LTV

a. <50%
c. 60%-69%
e. 80%-89%
g. 95%+



NewAlliance Bancshares

Home Equity Portfolio Snapshot
June 30, 2009

Total portfolio: $719 million

Percent of total loans: 15%

- ◄ Total delinquencies   0.57%
- ◄ Net credit losses   0.08%
- ◄ Updated FICO   747
- ◄ Updated CLTV   66%
- ◄ Line utilization   47%



45%

55%

■ HELOAN   ■ HELOC



Total CRE Portfolio Snapshot
June 30, 2009

Total portfolio: $1.2 billion

Percent of total loans: 25%



8%   3%

89%

■ Permanent CRE

■ Construction to Permanent

■ Residential Development



Construction to Perm Portfolio Snapshot
June 30, 2009

Total portfolio: $94.5 million

Percent of total loans: 2%

◄ Non-performing loans 0.00%

◄ Net credit losses 0.00%



Legend:
- MIXED USE
- UNIVERSITIES / COLLEGES
- APARTMENTS
- MEDICAL
- INDUSTRIAL / WAREHOUSE
- RETAIL
- OFFICE



NewAlliance Bancshares

Permanent CRE Portfolio Snapshot
June 30, 2009

Balanced distribution of risk

◄ Total delinquencies   1.24%

◄ Non-performing loans 1.02%

◄ Net credit losses   0.56%



Legend:
- ☐ Retail
- ☐ Industrial / Warehouse
- ☐ Apartments
- ☐ All Others
- ☐ Office
- ☐ Mixed Use*
- ☐ Medical



Residential Development Portfolio Snapshot
June 30, 2009

Total portfolio: $36.6 million

Percent of total loans: 0.75%

- ◄ Total delinquencies   12.64%
- ◄ Net credit losses   2.89%
- ◄ Total condo portfolio $14.9 million
- ◄ Total NPLs for condo portfolio $3.6 million



Legend:
- ■ SINGLE FAMILY RESIDENTIAL
- ■ RESIDENTIAL SUBDIVISION
- ■ LAND
- ■ CONDO NON AGE RESTRICTED
- ■ CONDO AGE RESTRICTED
- ■ ALL OTHERS



C&I Portfolio Snapshot
June 30, 2009

Total portfolio: $436 Million

Percent of total loans: 9%

◄ Total delinquencies   3.03%

◄ Net credit losses   1.16%



4% **2%** **4%** **<1%** **57%** **33%**

- ■ C & I Term non-SBA
- ■ SBA
- ■ CML Leases
- ■ SBA Certificates
- ■ Cash Reserve Loans
- ■ Revolving non-SBA



C&I Portfolio Snapshot
June 30, 2009

CML By NAICS Code

% of Total Exposure (y-axis: 0% to 50%)

Categories (x-axis):
- Manufacturing
- Construction
- Real Estate, Rental & Leasing
- Wholesale Trade
- Other Services
- Condominium Associations
- Health Care & Social Assistance
- Retail Trade
- Professional, Scientific & Technical Srvcs
- Transportation & Warehouse
- Administrative,Support&Waste Mgmt
- Finance & Insurance
- Educational Services
- Arts, Entertainment & Recreation
- Accommodation & Food Services
- Other

 **NewAlliance Bancshares**

Quarterly Net Charge-offs by Category
June 30, 2009

Dollars in thousands	Portfolio size	Net Charge-offs	%
Residential Mortgages	2,481,352	887	.14
Consumer Loans	738,541	227	.12
C&I	435,556	1,262	1.16
Commercial Real Estate (Permanent)	1,064,973	1,493	.56
Commercial Construction	94,470	0	.00
Residential Development	36,567	264	2.89
Total	**4,851,458**	**4,133**	**.34**


NewAlliance Bancshares

Investment Portfolio
June 30, 2009

Total Fixed Income
Portfolio: $2.65 billion

Trust Preferred

◄ Book: $49.33 mm

◄ Market: $29.98 mm

Private MBS

◄ Book: $27.82 mm

◄ Market: $22.99 mm



93.03%

5.27%

0.26%

0.26%

0.15%

0.50%

0.53%

■ Treasury/Agency	■ AAA
■ AA	□ A
■ Less than A	■ Split Ratings
□ Not Rated	



Gap Report
June 30, 2009

Dollars in Thousands	Jun-09 Balance	Rate	< 3 Months Balance	Rate	3 - 12 Months Balance	Rate	< 1 Year Gap Balance	Rate
Assets:								
Cash and Due From Banks	85,070	-	-	-	-	-	-	-
Short Term Investments	101,850	0.51	101,850	0.51	-	-	101,850	0.51
Long Term Investments	2,660,425	4.30	470,479	3.06	777,143	4.61	1,247,623	4.03
Total Investments:	**2,762,275**	**4.16**	**572,329**	**2.61**	**777,143**	**4.61**	**1,349,473**	**3.76**
Loans - Adjustable and Variable	3,021,540	5.24	784,289	4.26	556,795	5.46	1,341,084	4.76
Loans - Fixed	1,826,051	5.74	182,195	5.57	340,105	5.81	522,300	5.73
Total Loans:	**4,847,592**	**5.43**	**966,483**	**4.50**	**896,901**	**5.60**	**1,863,384**	**5.03**
Nonaccrual Loans	55,770	-	-	-	-	-	-	-
Other Assets	828,408	-	-	-	-	-	-	-
Total Assets	**8,579,114**	**4.41**	**1,538,813**	**3.80**	**1,674,044**	**5.14**	**3,212,857**	**4.50**
Liabilities:								
Certificates of Deposit	1,515,322	2.87	262,568	2.31	848,202	2.87	1,110,770	2.74
Core Accounts	3,367,173	1.13	116,062	1.19	871,185	1.41	987,247	1.38
Total Deposits:	**4,882,495**	**1.67**	**378,630**	**1.97**	**1,719,387**	**2.13**	**2,098,017**	**2.10**
Borrowed Money	2,212,609	4.16	266,419	3.18	544,567	4.48	810,985	4.05
Other Liabilities	76,762	-	-	-	-	-	-	-
Total Liabilities	**7,171,866**	**2.42**	**645,049**	**2.47**	**2,263,953**	**2.70**	**2,909,002**	**2.65**
Capital:	1,407,248	-	-	-	-	-	-	-
Total Liabilities & Equity	**8,579,114**	**2.02**	**645,049**	**2.47**	**2,263,953**	**2.70**	**2,909,002**	**2.65**
Total Rate Sensitive Assets:	7,560,558	5.00	1,538,813	3.80	1,674,044	5.14	3,212,857	4.50
Total Rate Sensitive Liabilities:	6,551,497	2.65	645,049	2.47	2,263,953	2.70	2,909,002	2.65
Cumulative RSA/RSL:			2.39		1.10		1.10	
Period Gap:			893,764		(589,909)			
Cumulative Gap:			893,764		303,854		303,854	
Cumulative Gap/Total Assets:			**10.42%**		**3.54%**		**3.54%**	





Outlook for 2009

Key 2009 Business Priorities

Priorities:

1. Strengthen the margin

2. Build "core" fee income momentum

3. Maintain flat expenses

4. Aggressively manage credit quality

5. Seize opportunities to grow the franchise

 **NewAlliance Bancshares**

Organizational Strengths

◄ Management depth

◄ Strong sales culture

◄ Risk management; Strong asset quality

◄ Regulatory compliance

◄ Disciplined acquirer and integrator

◄ Capital management





NewAlliance Bancshares